NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 05, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 23, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Sogou Inc. and Tencent Holdings Ltd. became effective on September 23, 2021. Each share of Sogou Inc. American Depositary Shares (each representing one Class A Ordinary Share) was exchanged for USD 9.00 in cash, without interest and less any applicable withholding taxes, and less $0.05 per ADS cancellation fees, and other applicable fees. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 24, 2021.